Exhibit 23

Consent of the Independent Registered Public Accounting Firm

To the Participants and Administrator

We consent to incorporation, by reference in Registration Statement No. 333-82304, dated February 7, 2002, on Form S-8 pertaining to the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan, of our report dated May 25, 2007, relating to the statements of net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years ended December 31, 2006 and 2005, and the supplementary schedules, which report appears in the December 31, 2006 annual report on Form 11-K of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan.

July 5, 2007